UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

KEMET CORPORATION
(NAME OF SUBJECT COMPANY (ISSUER))

KEMET CORPORATION
(NAME OF FILING PERSON (ISSUER))

2.25% Convertible Senior Notes due 2026
(Title of Class of Securities)

488360 AA6
488360 AB4
(CUSIP Number of Class of Securities)

William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
KEMET Corporation
2835 KEMET Way
Simpsonville, South Carolina 29681
(864) 963-6300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy  to:

H. Kurt von Moltke, P.C.
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
(312) 862-2200

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee
$ 52,707,813	$2,942

(*)         Calculated solely for purpose of determining the amount of the filing fee and based upon a purchase of $175,000,000 principal amount of 2.25% Convertible Senior Notes due 2026 plus accrued and unpaid interest at the tender offer price of $300 per $1,000 principal amount. The amount of the filing fee, $55.80 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒                      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,942	Filing party:	KEMET Corporation
Form or Registration No.: SC TO-I	Date filed:	May 5, 2009

☐                        Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3

☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (the “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by KEMET Corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (as amended or supplemented, the “Tender Offer”) to purchase for cash any and all outstanding 2.25% Convertible Senior Notes due 2026 (the “2.25% Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 5, 2009, as amended by Amendment No. 1 to the Schedule TO filed by the Company with the Securities and Exchange Commission on May 19, 2009 and by this Amendment (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which are Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule TO, respectively.  Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase.  Except as set forth in this Amendment, the terms of the Tender Offer remain the same as set forth in the Offer to Purchase.

The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in the Schedule TO to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1.                                  Summary Term Sheet

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following language thereto:

“Extension of Expiration Date

On June 3, 2009, the Company issued a press release announcing that it is extending the Expiration Date of the tender offer from 11:59 p.m., New York City time, on June 2, 2009 to 11:59 p.m., New York City time, on June 12, 2009. Holders may withdraw tendered Notes at any time on or before the Expiration Date, as extended. Accordingly, all references in the Offer to Purchase, the Letter of Transmittal and the Schedule TO to an Expiration Date of 11:59 p.m., New York City time, on June 2, 2009, shall instead be deemed to be references to an Expiration Date of 11:59 p.m., New York City time, on June 12, 2009.

UniCredit Amendments

In connection with the commencement of the tender offer, the Company entered into certain amendments to its €60 million credit facility (“Facility A”) and €35 million credit line (“Facility B”) (collectively, the “UniCredit Amendments”), each with UniCredit Corporate Banking S.p.A. (“UniCredit”). The UniCredit Amendments were to become effective only upon consummation of the tender offer on or before June 10, 2009. On June 1, 2009, UniCredit agreed to extend the June 10, 2009 deadline to July 20, 2009.  Accordingly, all references in the Offer to Purchase and the Schedule TO to an expiration date of the UniCredit Amendments of June 10, 2009 shall instead be deemed to be a reference to July 20, 2009.”

Item 4.                                  Terms of the Transaction.

The information provided in Item 1 is incorporated herein by reference into this Item 4.

Item 7.                                  Sources and Amount of Funds or Other Consideration.

The information provided in the text in Item 1 relating to the UniCredit Amendments is incorporated herein by reference into this Item 7.

Item 11.                           Additional Information.

The information provided in Item 1 is incorporated herein by reference into this Item 11.

Item 12.                           Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(6)	Press Release, dated June 3, 2009.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2009

KEMET CORPORATION

By:	/s/ William M. Lowe, Jr.
Name:	William M. Lowe, Jr.
Title:	Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated May 5, 2009.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	IRS Form W-9.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)*	Press Release, dated May 5, 2009.
(a)(6)**	Press Release, dated June 3, 2009.
(b)(1)*	Credit Agreement, dated as of May 5, 2009, by and among the Company, K Financing, LLC and the other parties thereto.
(d)(1)*

Indenture, dated as of November 1, 2006, between the Company and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.3 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the Commission on February 28, 2007).

(d)(2)*

Registration Rights Agreement, dated as of November 1, 2006, by and among the Company and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.2 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the Commission on February 28, 2007).

(d)(3)*	1992 Executive Stock Option Plan, (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).
(d)(4)*

Amendment No. 1 to KEMET Corporation 1992 Key Employee Stock Option Plan effective October 23, 2000 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

(d)(5)*

Form of Grant of Nonqualified Stock Option, dated April 6, 1992, by and between the registrant and each of the executives listed on the schedule attached thereto (incorporated by reference to Exhibit 10.12.1 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).

(d)(6)*

1995 Executive Stock Option Plan by and between the registrant and each of the executives listed on the schedule attached hereto (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended March 31, 1996).

(d)(7)*	2004 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 Reg. No. 333-123308).
(d)(8)*	Form of Closing Warrant to K Financing, LLC for Purchase of Stock of the Company.
(d)(9)*	Form of Termination Warrant to K Financing, LLC for Purchase of Stock of the Company.
(d)(10)*	Form of Investor Rights Agreement, by and between the Company and K Financing, LLC.
(d)(11)*	Form of Corporate Advisory Services Agreement, by and between the Company and Platinum Equity Advisors, LLC.
(g)	None.
(h)	None.

*                      Previously filed with the Schedule TO on May 5, 2009.

**                    Filed herewith.

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